Exhibit 21.1
LIST OF SUBSIDIARIES

Jurisdiction of
Subsidiary	Organization	Parent
Horsehead Corporation	Delaware	Horsehead Holding Corp.

Horsehead Metals Development, LLC	Delaware	Horsehead Holding Corp.

The International Metals Reclamation Company, Inc	Delaware	Horsehead Holding Corp.

Chestnut Ridge Railroad Corp.	Delaware	Horsehead Corporation

Horsehead Zinc Recycling, LLC (99.99%)	South Carolina	Horsehead Corporation

Horsehead Materials Recycling, LLC (51%)	Delaware	Horsehead Metals Development, LLC